EXHIBIT (a)(1)(xx)

NEWS RELEASE

For more information contact: Bill Slater Symmetricom, Inc. (408) 428-7801 bslater@symmetricom.com www.symmetricom.com	Ellen Brook Stapleton Communications Inc. (650) 470-0200 ellen@stapleton.com

SYMMETRICOM ANNOUNCES TENDER OFFER FOR STOCK OPTIONS

San Jose, CA. — May 28, 2003 — Symmetricom, Inc. (Nasdaq: SYMM), the world’s leading supplier of network synchronization and timing solutions, announced today that the company filed with the SEC both an offer to purchase certain stock options from employees for cash and to exchange certain stock options for restricted stock from certain officers of the company. The tender offer is voluntary, and non-employee members of the board of directors are not eligible to participate. Symmetricom retained the compensation consulting firm iQuantic Buck to assist with the plan design.

One part of the tender offer allows the company to buy back options from employees with grant prices at or above $8.00 per share in exchange for cash compensation based upon the Black-Scholes valuation of each grant. The second part of the tender offer allows the company to exchange stock options with grant prices at or above $8.00, from officers, in exchange for restricted stock based upon the Black-Scholes valuation of each grant. The restricted shares are generally scheduled to vest five years from the date of exchange or earlier if certain earnings per share performance criteria are achieved.

The company has 8.7 million options outstanding, of which 2.1 million options have grant prices of $8.00 or greater. With respect to the cash portion of the tender offer, the company will take a maximum charge to earnings of approximately $1.3 million, with the actual amount varying based upon the participation rate. The company also anticipates that it may issue up to 0.3 million shares of restricted stock in exchange for the options from the officers, again, with the actual amount varying based upon the participation rate.

“Many of our outstanding options are not currently providing significant incentives to employees and officers, and at the same time, they reduce the pool of stock options otherwise available for issuance under our plans,” said Tom Steipp, president and CEO of Symmetricom. “By offering to purchase eligible options for cash from non-officer employees, we hope to provide immediate value to the holders of the eligible options, and by offering to exchange eligible options for restricted stock from officers, we hope to provide our officers with the benefit of owning restricted stock that over time may have a greater potential to increase in value. In addition, by granting restricted stock

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Symmetricom Announces Tender Offer for Stock Options

May 28, 2003

subject to a vesting schedule, we hope to create better performance incentives for our eligible officers and thereby maximize shareholder value.”

The description of the employee option purchase and exchange contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Symmetricom. The offer to purchase and the offer to exchange are a part of a tender offer statement on Schedule TO that we have filed with the SEC. If you are eligible to participate in either offer, we recommend that you review the Schedule TO, including its exhibits, before making any decision on whether to participate. We will provide, without charge, to each person that is eligible to participate in such offer, upon the written or oral request of any such person to Symmetricom, Inc., Attention: Investor Relations, 2300 Orchard Parkway, San Jose, California 95131-1017, a copy of the Schedule TO, any documents incorporated therein by reference, including the exhibits to the Schedule TO. If you choose to participate, you must complete, sign and return the election form that is provided with the offer and deliver it before 9:01 P.M., Pacific Time, on Tuesday, June 24, 2003, which is the scheduled expiration date of each offer. We may, in our discretion, extend either offer at any time. If we extend either offer, we will publicly announce the extension no later than 6:00 A.M., Pacific Time, on the next business day following the previously scheduled expiration of such offer. If you choose to participate you will have the right to withdraw your tendered options at any time before the expiration date.

About Symmetricom Incorporated

Symmetricom is the world’s leading supplier of synchronization and timing solutions to telecom, government and industry. Our products include wireline and wireless network synchronization, hydrogen masers, cesium and rubidium clocks, time authentication systems as well as G.shdsl broadband equipment. We are based in San Jose, Calif., with offices worldwide. For more information, visit http://www.symmetricom.com.

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